SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

CollPlant Holdings Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.03 per share

(including Ordinary Shares represented by American Depositary Shares (ADSs) at a ratio of 50 Ordinary Shares per ADS)

(Title of Class of Securities)

19516Q208**

(CUSIP Number)

Jonathan M. Nathan, Adv.

Meitar Liquornik Geva Leshem Tal

16 Abba Hillel Road Street,

Ramat Gan 5250608, Israel

Telephone: +972-3-610-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

* The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

** CUSIP number 19516Q208 has been assigned to the ADSs of the Issuer.

CUSIP No. 19516Q208
1.	Names of Reporting Persons Ami Sagy
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 46,377,017 Ordinary Shares (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 46,377,017 Ordinary Shares (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,377,017 Ordinary Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.2% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes an aggregate of 9,375,667 Ordinary Shares issuable upon exercise of warrants that have not yet been exercised, consisting of (i) 9,300,000 shares underlying ordinary warrants, and (iii) 75,667 shares underlying 227,000 Series K Warrants (exercisable at a ratio of 1 share per 3 Series K Warrants).

(2)	Based on 190,735,668 Ordinary Shares issued and outstanding as of September 30, 2018 (which number appeared in the Issuer’s Registration Statement on Form F-3 that was filed by the Issuer with the SEC on February 1, 2019), as adjusted to reflect the potential issuance of shares pursuant to the exercise of warrants held by the reporting person as described in footnote (1) above.

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to the ordinary shares, par value NIS 0.03 per share (including ordinary shares represented by American Depositary Shares (the “ADSs”) at a ratio of 50 Ordinary Shares per ADS) (“Ordinary Shares”) of Collplant Holdings Ltd., an Israeli company (the “Issuer”). The principal executive offices of the Issuer are located at 3 Sapir Street, Weizmann Science Park, Nes Ziona 74140, Israel.

This Statement is being filed by the Reporting Person (as defined in Item 2 below) in order to report the purchase by the Reporting Person of additional Ordinary Shares over the course of the year ended December 31, 2018 and after December 31, 2018, which purchases have increased the Reporting Person’s beneficial ownership above 20% of the outstanding Ordinary Shares. This Statement constitutes an amendment to the Statement of Beneficial Ownership on Schedule 13G originally filed by the Reporting Person on May 18, 2018 (the “Original Statement”).

Item 2. Identity and Background.

(a) Name: This Statement is being filed by Ami Sagy, an individual (the “Reporting Person”).

(b) Residence or Business Address: 66 Pinkas Street, Tel Aviv, Israel 62157.

(c) Present Principal Occupation/Employment: The Reporting Person serves as manager of the Sagy Group, which manages bank charges and reduces financial costs for medium to large organizations and institutions. The principal address of the offices at which the Reporting Person is employed is 84 Ben-Tzvi Road, Tel Aviv 68104, Israel.

(d) Criminal Proceedings: During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

(e) Civil Proceedings Involving Securities Law Violations: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: Israel

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person utilized his personal funds in acquiring the Ordinary Shares reported in this Statement.

Item 4. Purpose of Transaction.

The Reporting Person has acquired the Ordinary Shares reported herein for investment purposes only. The Reporting Person may, from time to time, based on various factors, acquire additional Ordinary Shares of the Issuer or sell Ordinary Shares, on the open market or in privately negotiated transactions.

Except as described above, as of the filing of this Statement, the Reporting Person does not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by the Reporting Person of additional Ordinary Shares (except for an additional 9,375,667 Ordinary Shares that may be issued to the Reporting Person upon exercise of warrants held by the Reporting Person that have not yet been exercised, consisting of (i) 9,300,000 shares underlying ordinary warrants, and (iii) 75,667 shares underlying 227,000 Series K Warrants (exercisable at a ratio of 1 share per 3 Series K Warrants), which Ordinary Shares are already included in his beneficial ownership), or the disposition of Ordinary Shares that he holds; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s memorandum of association or articles of association or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing the ADSs to be delisted from the NASDAQ Capital Market or any other national securities exchange on which they may be listed in the future, or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association in which they may be quoted in the future; (i) causing the ADSs to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Statement are made on the basis of 190,735,668 Ordinary Shares issued and outstanding as of September 30, 2018 (which number appeared in the Issuer’s Registration Statement on Form F-3 that was filed by the Issuer with the SEC on February 1, 2019), as adjusted to reflect the potential issuance of additional Ordinary Shares pursuant to the exercise of warrants held by the Reporting Person as described in paragraph (a) below.

(a) The Reporting Person beneficially owns 46,377,017 Ordinary Shares of the Issuer, constituting approximately 23.2% of the issued and outstanding share capital of the Issuer, consisting of (i) 37,001,350 Ordinary Shares (represented by 740,027 ADSs) held directly by the Reporting Person, plus (ii) an additional 9,375,667 Ordinary Shares issuable upon exercise of warrants held by the Reporting Person that have not yet been exercised, consisting of (x) 9,300,000 shares underlying ordinary warrants, and (y) 75,667 shares underlying 227,000 Series K Warrants (exercisable at a ratio of 1 share per 3 Series K Warrants), all of which are currently exercisable.

(b) The Reporting Person possesses sole power to vote and direct the vote, and sole power to dispose or to direct the disposition of, all of the Ordinary Shares that he currently beneficially owns.

(c) During the 60 days preceding the date of this Statement, the Reporting Person effected the following purchases of Ordinary Shares (all of which were effected in Ordinary Shares represented by ADSs):

Type of Transaction and Date	Quantity of Ordinary Shares/ ADSs Purchased	Price Paid Per ADS

Open-Market Purchases of ADSs on NASDAQ Capital Market:
January 1, 2019	241,550 Shares/4,831 ADSs	Range between $3.87- $4.00 per ADS
January 3, 2019	250,000 Shares/5,000 ADSs	Range between $4.30- $4.59 per ADS
January 4, 2019	68,300 Shares/1,366 ADSs	$4.59 per ADS
January 11, 2019	250,000 Shares/5,000 ADSs	Range between $4.60- $4.80 per ADS
January 24, 2019	276,250 Shares/5,525 ADSs	$4.40 per ADS
January 25, 2019	139,250 Shares/2,785 ADSs	Range between $4.57- $4.70 per ADS
January 27, 2019	279,400 Shares/ 5,588 ADSs	$5.00 per ADS
January 29, 2019	473,200 Shares/ 9,464 ADSs	$5.30 per ADS
January 30, 2019	395,150 Shares/ 7,903 ADSs	Range between $5.50- $5.80 per ADS
January 31, 2019	221,550 Shares/ 4,431 ADSs	Range between $5.50- $5.80 per ADS
February 1, 2019	500,000 Shares/ 10,000 ADSs	$6.00 per ADS
February 5, 2019	500,000 Shares/ 10,000 ADSs	Range between $5.97- $6.00 per ADS

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Under the Warrants referenced in paragraph (a) of this Item 5 above, the Reporting Person has the right to acquire the following number of Ordinary Shares of the Issuer (all of such Warrants are currently exercisable):

(x) 9,300,000 Ordinary Shares underlying ordinary warrants, exercisable at a price of 0.80 New Israeli Shekels (US $0.21) per Ordinary Share. These warrants expire in December 2022.

(y) 75,667 Ordinary Shares underlying 227,000 Series K Warrants (exercisable at a ratio of 1 Ordinary Share per 3 Series K Warrants), exercisable at a price of 1.20 New Israeli Shekels (US $0.33) per Ordinary Share (i.e., per every three warrants). These warrants expire on July 1, 2019.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ami Sagy
AMI SAGY

Dated: February 11, 2019